[Gerson, Preston, Robinson & Company, P.A.
                       Certified Public Accountants
                               Letterhead]



Board of Directors and Shareholders
BEVsystems International, Ltd.
Miami, Florida


                  INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of BEVsystems International, Ltd. as of December 31, 2001 and the related statements of operations, shareholders' equity and cash flows for the nine months ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BEVsystems International, Ltd. as of December 31, 2001 and the results of its operations and its cash flows for the nine months ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The financial statements referred to above have been prepared assuming that BEVsystems International, Ltd. will continue as a going concern.
As more fully described in Note 3, the Company has incurred operating losses, negative cash flows from operating activities and has a working capital deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in Note 3. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.




/s/Gerson, Preston, Robinson & Company, P.A.



April 22, 2002
Miami Beach, Florida                       CERTIFIED PUBLIC ACCOUNTANTS

                                              BEVsystems International, Ltd.
                                                               BALANCE SHEET
                                                        At December 31, 2001
============================================================================


                                  ASSETS
Current assets
  Cash                                                         $     84,961
  Accounts receivable                                                23,791
  Inventory                                                          21,297
  Other current assets                                               17,000
---------------------------------------------------------------------------

     Total current assets                                           147,049

Furniture and equipment                                             232,068
Intangible assets                                                 5,913,490
---------------------------------------------------------------------------

     Total assets                                              $  6,292,607
===========================================================================

                    LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued expenses                        $  1,158,817
  Bank notes payable; interest payable monthly at
    9%; collateralized by transportation equipment
    with a net book value of $92,423 at December 31;
    subsequent to December 31 the notes were extended
    to July 17, 2002                                                 73,938
  Convertible notes payable, net of debt discount;
    interest payable monthly at 10.5%; maturities range
    from April 2002 to November 2002; $540,000 due to
    shareholders and related parties                                946,700
---------------------------------------------------------------------------

     Total liabilities                                            2,179,455

Shareholders' equity
  Common stock; $.01 par value; 100,000,000 shares
    authorized; 14,817,647 shares issued and
    outstanding and additional paid-in capital                    6,535,671
  Accumulated deficit                                            (2,422,519)
---------------------------------------------------------------------------

      Total shareholders' equity                                  4,113,152
---------------------------------------------------------------------------

      Total liabilities and shareholders' equity               $  6,292,607
===========================================================================




See accompanying notes.

                                             BEVsystems International, Ltd.
                                                    STATEMENT OF OPERATIONS
                                        Nine Months Ended December 31, 2001
===========================================================================


Revenues                                                       $  1,499,645
---------------------------------------------------------------------------

Costs and expenses
  Cost of revenues                                                1,353,135
  Payroll, benefits and related expenses                            711,357
  Selling, general and administrative                             1,857,672
---------------------------------------------------------------------------

     Total costs and expenses                                     3,922,164
---------------------------------------------------------------------------

Net loss                                                       $ (2,422,519)
===========================================================================







See accompanying notes.

                                                                                         BEVsystems International, Ltd.
                                                                                      STATEMENT OF SHAREHOLDERS' EQUITY
                                                                                    Nine Months Ended December 31, 2001
=======================================================================================================================

                                                      Common Stock             Additional
                                                Number of                       Paid-In       Accumulated
                                                 Shares          Amount         Capital         Deficit        Total
-----------------------------------------------------------------------------------------------------------------------

Balance at April 1, 2001                            -          $    -          $     -        $     -       $      -

Issuance of common stock                       4,200,000          42,000             -              -            42,000

Issuance of common stock and warrants in a
  private placement net of issuance costs      3,700,000          37,000        1,483,000                     1,520,000

Issuance of common stock and warrants for
  the acquisition of Life International        6,917,647          69,176        4,830,695           -         4,899,871

Issuance of options in connection with
  convertible notes payable                         -               -              73,800           -            73,800

Net loss                                            -               -                -         (2,422,519)   (2,422,519)
-----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001                  14,817,647       $ 148,176      $ 6,387,495     $(2,422,519)  $ 4,113,152

=======================================================================================================================











See accompanying notes.

                                             BEVsystems International, Ltd.
                                                     STATEMENT OF CASH FLOWS
                                         Nine Months Ended December 31, 2001
===========================================================================


Operating activities
  Net loss                                                     $ (2,422,519)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
      Depreciation                                                   23,679
      Amortization of debt discount                                  20,500
      Changes in operating assets and liabilities,
      net of acquisition:
        (Increase) in accounts receivable                           (23,791)
        (Increase) in inventory                                     (21,297)
        (Increase) in other current assets                          (17,000)
        Increase in accounts payable and accrued expenses         1,068,817
---------------------------------------------------------------------------

           Net cash (used) in operating activities               (1,371,611)
---------------------------------------------------------------------------

Investing activities
  Purchase of furniture and equipment                               (60,781)
  Acquisition of Life International                              (1,020,000)
---------------------------------------------------------------------------

           Net cash (used) in investing activities               (1,080,781)
---------------------------------------------------------------------------

Financing activities
  Issuance of common stock                                        1,562,000
  Proceeds from convertible note payable                          1,000,000
---------------------------------------------------------------------------

           Total inflows                                          2,562,000

  Cash outflows for principal payments of bank
    notes payable                                                    24,647
---------------------------------------------------------------------------

           Net cash provided by financing activities              2,537,353
---------------------------------------------------------------------------

Net increase in cash                                                 84,961

Cash, beginning of period                                              -
---------------------------------------------------------------------------

Cash, end of period                                            $     84,961
===========================================================================

Supplemental disclosures of cash flow information:

  Supplemental schedule of non-cash investing and
  financing activities:
    Stock and warrants issued in connection with the
      acquisition of Life International                        $  4,899,871
    Transportation equipment acquired through bank
      notes payable                                            $     98,585
    Warrants issued in connection with convertible
      notes payable                                            $     73,800





See accompanying notes.

                                             BEVsystems International, Ltd.
                                              NOTES TO FINANCIAL STATEMENTS
===========================================================================


1.   NATURE OF OPERATIONS AND RISKS AND UNCERTAINTIES

BEVsystems International, Ltd. (the "Company") was formed in
Bermuda on March 20, 2001 and is a provider of oxygenated beverages. The Company had no activity from March 20, 2001 through March 31, 2001.

July 12, 2001, the Company acquired the net assets of the beverage division of Life International, a provider of oxygenated beverages. The net assets included oxygenation equipment, bottles, proprietary seals, marketing materials, office equipment, trademarks, patent rights and other intangible assets (see Note
4).

The Company distributes the products primarily through an international distribution network. Approximately 92% of the Company sales were made to one distributor in Japan. Domestic sales, which are approximately 5% of total revenues, are through local distributors and home delivery.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition. The Company's revenues are derived principally from the delivery of oxygenated beverages. Revenues are recognized upon delivery of the product to the customers.
Upon delivery, the Company has no further obligations.

Inventory. Inventories consist primarily of labels, bottles and caps and are priced at cost.

Intangible Assets. Intangible assets consist primarily of process technology, trademarks and goodwill. Goodwill is not amortized.
All other intangible assets are deemed to have indefinite useful lives because they are expected to generate cash flows indefinitely and are, therefore, not amortized.

The Company evaluates the recoverability of intangible assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such evaluation involves the use of an independent appraisal or is based on various analyses, including cash flows and profitability projections. If the sum of the expected future cash flows or the appraised value is less than the carrying amount of the assets, an impairment loss is recognized. Accordingly, impairment loss is the difference between the sum of the estimated future cash flows or appraised value and the carrying amount of the asset. Management believes that there is no impairment as of December 31, 2001.

                                             BEVsystems International, Ltd.
                                              NOTES TO FINANCIAL STATEMENTS
===========================================================================


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Income Taxes. The Company will incur United States income taxes for income generated in this country. The financial statements do not provide for any income taxes, as there was no income generated in the United States. There is no Bermuda tax on income or capital gains.

Furniture and equipment. Furniture and equipment are stated at cost. Depreciation is provided over estimated useful lives of the assets using the straight-line method.

The costs of significant improvements are capitalized. Costs of normal repairs are charged to expense as incurred. The cost and accumulated depreciation of furniture and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in income.

Concentration of credit risk. The Company maintains its cash in bank accounts, which at times exceed federally insured limits.
The Company has not experienced any losses in such accounts.

Use of Estimates. The preparation of financial statements in conformity accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Estimates are used for, but not limited to, allowance for doubtful accounts; accounts payable; asset impairments; depreciable lives of assets; useful lives of intangible assets; and valuation of intangibles. Future events and their effects cannot be perceived with certainty. Accordingly our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The Company's financial instruments, primarily consisting of cash, accounts receivable, accounts payable and accrued expenses, approximate fair value due to their short-term nature or interest rates that approximate market.

New Accounting Pronouncements. On June 29, 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (Statement
141), and No. 142, Goodwill and Other Intangible Assets (Statement
142). Statement 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. Statement 141 changes the criteria to recognize intangible assets apart from goodwill. The requirements of Statement 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001.

                                             BEVsystems International, Ltd.
                                              NOTES TO FINANCIAL STATEMENTS
===========================================================================


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but will be reviewed annually, or more frequently if impairment indicators arise. Identifiable intangible assets will continue to be amortized over their estimated useful lives.


3.   GOING CONCERN - UNCERTAINTY

As shown in the accompanying financial statements, the Company has incurred recurring losses and negative cash flows from operating activities and has negative working capital and shareholders' deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company has initiated several actions to generate working capital and improve operating performances, including equity and debt financing and cost reduction measures.

There can be no assurance that the Company will be able to successfully implement its plans, or if such plans are successfully implemented, that the Company will achieve its goals.

Furthermore, if the Company is unable to raise additional funds, it may be required to reduce its workforce, reduce compensation levels, reduce dependency on outside consultants, modify its growth and operating plans, and even be forced to terminate operations completely.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.


4.   LIFE INTERNATIONAL ACQUISITION

Effective July 12, 2001, the Company consummated a merger with Life International, an oxygenated beverage company.

Pursuant to the merger, the Company issued 6,917,647 shares of common stock to Life International and 1,991,210 warrants for additional shares. The warrants were exercised subsequent to December 31, 2001 and provided Life International with a 49% ownership interest in the Company. There was no cost to exercise the warrants and they had no expiration date. The stocks and warrants were assigned a value of $4,899,871 based on the sales price of common stock sold by the Company in two separate private placements which occurred before and after the acquisition.

                                             BEVsystems International, Ltd.
                                              NOTES TO FINANCIAL STATEMENTS
===========================================================================


4.   LIFE INTERNATIONAL ACQUISITION (Cont'd)

The merger was accounted for using the purchase method of accounting. The Company has determined the purchase price to be allocated to be $5,913,490, which consists of a cash payment of $1,020,000, the value of the shares and warrants of $4,899,871, less the net assets of $6,381, which consists of $96,381 of fixed assets less the liabilities assumed of $90,000. The purchase price in excess of net assets has been allocated as follows:




                   Description                   Amount
         ------------------------------------------------

         Process technology                  $  3,887,000
         Trademarks                               830,000
         Goodwill                                 796,490
         Distribution network (customer
           relationships                          400,000
         ------------------------------------------------
                                             $  5,913,490
         ================================================


The Company obtained an independent valuation of the assets of Life International in order to determine the fair value of assets purchased.

The following unaudited pro forma financial information reflects the results of operations for the nine months ended December 31, 2001 as if the acquisition has occurred at the beginning of the period presented, and after giving effect to purchase accounting adjustments. This unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations in future periods or results that would have been achieved had the Company and Life International been combined during the period.



         Nine Months Ended December 31, 2001
         ------------------------------------------------------

         Net revenues                               $ 2,639,482
         ======================================================
         Net loss                                   $(2,405,619)
         ======================================================

                                             BEVsystems International, Ltd.
                                              NOTES TO FINANCIAL STATEMENTS
===========================================================================



5.   FURNITURE AND EQUIPMENT


                                                                   Useful
    At December 31, 2001                                           Lives
    ----------------------------------------------------------------------

    Office furniture                       $   24,578              3 years
    Transporation equipment - Pledged          98,585              4 years
    Other equipment                           132,584              4 years
    -------------------------------------------------
                                              255,747
    Less accumulated depreciation             (23,679)
    -------------------------------------------------

    Furniture and equipment, net           $  232,068
    =================================================


Depreciation expense was $23,679 for the nine months ended
December 31, 2001.


6.   INTANGIBLE ASSETS


                   Description                   Amount
         ------------------------------------------------

         Process technology                  $  3,887,000
         Trademarks                               830,000
         Goodwill                                 796,490
         Distribution network (customer
           relationships                          400,000
         ------------------------------------------------
                                             $  5,913,490
         ================================================


There was no amortization expense for intangible assets for the nine months ended December 31, 2001.


7.  STOCK OPTION PLAN

In April 2001, the Company adopted a Stock Option Plan intended to provide officers, directors, key employees and consultants of the Company an opportunity to acquire stock in the Company. As of December 31, 2001, 1,045,000 options to purchase shares at $0.55 per share had been issued. 475,000 of the options are vested at December 31, 2001, with the remainder of 570,000 options to be vested over the next two years. No options have been exercised at December 31, 2001. The fair value of the options on the grant date was $94,050 calculated using the Black-Scholes Option Pricing Model.

                                             BEVsystems International, Ltd.
                                              NOTES TO FINANCIAL STATEMENTS
===========================================================================


7.	STOCK OPTION PLAN (Cont'd)

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock based employee compensation arrangements whereby no compensation cost related to stock options is deducted in determining net loss. Had the compensation cost for stock option grants to the Company's employees been determined by SFAS No. 123, "Accounting for Stock Based Compensation", the Company's net loss would have increased for the nine months ended December 31, 2001 as presented in the table below. Using the Black-Scholes Option Pricing Model, the Company's pro forma net loss is as follows:

     Pro Forma Net Loss                       $ 2,484,506
     Risk Free Interest Rate                        5.71%
     Expected Lives                               2 Years
     Expected Volatility                             None


For purposes of these pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period.


8.   COMMON STOCK TRANSACTIONS

In July 2001, the Company completed a private placement of $1,787,500, consisting of 3,250,000 shares of the Company's common stock at $0.55 per share and 3,250,000 warrants, exercisable at $1.10 and expiring on May 1, 2003. The options had no value using the Black-Scholes Option Pricing Model.

In December 2001, the Company raised an additional $247,500 through a private placement of 450,000 shares of common stock at $0.55 per share.

The issuance costs associated with these two private placements were $515,000 and is reflected in the net proceeds.

The holders of the convertible notes payable have 820,000 options to acquire shares of the Company's stock at $0.55 per share. The options expire in three to five years. The proceeds from the issuance of the notes payable with the warrants, were allocated between the warrants and the notes payable based on their relative fair values at the time of issuance. The fair value of the options on the grant date was $73,800 calculated using the Black-Scholes Option Pricing Model and was accounted for as additional paid-in capital and as a debt discount which is amortized to interest expense over the term of the notes. $20,500 was charged to interest expense during the nine months ended December 31, 2001.

                                             BEVsystems International, Ltd.
                                              NOTES TO FINANCIAL STATEMENTS
===========================================================================


9.   RELATED PARTY TRANSACTIONS

Financial Partners Network Corporation ("FPN"), a corporation owned by the Company's chairman and Chief Executive Officer, advanced funds and provided services to the Company. A fee of $250,000 was paid for services rendered in connection with the private placement stock offering. FPN also advanced $262,584 for operating expenses incurred by the Company. The operating expenses are reflected on the statement of operations in selling, general and administrative expenses. The Company entered into a convertible note payable with FPN for repayment of the advances.

The Company has engaged The Better Image Company, a marketing consulting firm, to execute certain product development and marketing plans for the Company. The Company's Senior Vice President of Marketing owns The Better Image Company. As of December 31, 2001, the Company had incurred $309,800 in marketing materials and product development costs for current marketing programs. $180,894 is included in accounts payable and accrued expenses and $77,416 is included in convertible notes payable at December 31, 2001.

As of December 31, 2001, the Company owed certain employees
$221,099 for payment of accrued salaries and reimbursement of expenses.


10.  SUBSEQUENT EVENTS

On January 15, 2002, the Company entered into an agreement for the purchase and sale of stock with Aqua Clara Bottling &
Distribution, Inc.  The merger was consummated on February 25,
2002.